

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 7, 2009

By Facsimile and U.S. Mail

Mr. Lorenzo Donadeo
Chief Executive Officer
Vermilion Energy Trust
2800, 400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4 Canada

> **Re: Vermilion Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008**
> **Response Letter Dated November 21, 2008**
> **File No. 000-50832**

Dear Mr. Donadeo:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated November 21, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 99.2 2007 Management's Discussion and Analysis

Foreign Exchange, page 11

1.   We note your response to comment one of our letter dated June 6, 2008 which indicates that several of your operating subsidiaries including those in France, the Netherlands and Australia have incurred asset retirement obligations. We further note your disclosure in Note 6 which indicates that your total asset retirement obligation was determined based on the estimated future costs and timing to reclaim your net interest in all wells and facilities. With respect to asset

retirement obligations incurred in each of the three foreign subsidiaries, please tell us:

- why you believe the asset retirement obligations are deemed monetary liabilities as defined in paragraph 44 of SFAS 89 which specifies monetary liabilities are those that are determinable without reference to future prices of services;

- if there is a legal obligation to settle the asset retirement obligations in a specific currency or if you assume such obligations are denominated in a specific currency; and

- if you actively settle such obligations or if settlement occurs at the end of a project's life.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief